REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

CONTACTS:	Stephanie K. Kushner	RELEASE DATE: IMMEDIATE
(630) 954-2020
David Janek
(630) 954-2063
FEDERAL SIGNAL CORPORATION ANNOUNCES
THIRD QUARTER EARNINGS OF $.22 PER SHARE FROM CONTINUING OPERATIONS
— Highlights —
•	Orders increase to $285 million, up 6% from third quarter 2005, led by Safety Products, up 23%

•	Revenue increases 4% to $298 million from the prior year quarter

•	Environmental Products revenue and income up 10% and 44% respectively

•	Third quarter gross margin increases to 26.8% from 24.6% the prior year

•	Operating income increases 20% from the prior year excluding gains from product line sales in the third quarter of 2005
Oak Brook, Illinois, October 27, 2006 — Federal Signal Corporation reported income from continuing operations of $10.4 million, or $.22 per share, for the third quarter of 2006 on revenue of $298 million. For the same quarter last year, the Company earned $13.9 million from continuing operations, or $.29 per share, on revenue of $286 million including a $.13 per share gain from the sale of two industrial lighting product lines.
Income from continuing operations reflects higher price realization and shipment volumes partially offset by higher spending on growth initiatives compared to the year-ago quarter. Income in the quarter also includes a net benefit of $.03 per share from a cost recovery settlement, expenses related to a plant closure, and a lower effective tax rate compared to the third quarter of 2005.
For the third quarter of 2006, the Company’s net income including discontinued operations totaled $9.2 million, which included a $1.2 million loss associated with the discontinued Leach refuse truck body business where production ceased in the quarter. In the third quarter of 2005, net income including discontinued operations was $10.3 million and the loss from discontinued operations was $3.6 million.
For the first nine months of 2006, the Company reported $901 million in revenue and $.51 per share in income from continuing operations. In the comparable period of 2005, the Company recorded income of $.70 per share from continuing operations, including several items totaling $.28 per share which did not recur in 2006: $.16 per share in tax benefits related to the completion of a multi-year tax audit, $.13 per share in after-tax gains from the sale of the two product lines, and $.01 per share in after-tax restructuring charges, on revenue of $850 million. Compared to 2005, the decrease in earnings from continuing operations for the nine-month period is primarily attributable to the tax benefits and product line sales in the first nine months of 2005 which did not recur in 2006.

Robert D. Welding, president and chief executive officer, stated, “The Company’s orders continue to trend upward, backlog remains healthy, and operating income excluding the 2005 gain from product line sales is up 20% compared with the year-earlier period. Strong performance from our Safety Products and Environmental Products groups offset some mixed results in our Fire Rescue and Tool groups. While we continue to strive for a more consistent showing across all groups, I am pleased with the overall performance of the Company, and in particular with the order intake levels at Safety Products and Environmental Products.”
“Federal Signal continues to make steady progress toward the new vision of advancing security and well-being around the world. Recent activity across the Company suggests that customers are increasingly turning to Federal Signal for their municipal and industrial safety and security needs. For example, we recently delivered an E-ONE command and control vehicle to the City of Chicago, our tsunami warning systems are being deployed in the Pacific region to help protect people and property, and in the Persian Gulf our integrated communications and warning systems remain in demand for industrial installations such as petro-chemical plants. As customers seek new ways to meet increasing demands for enhancement of government, homeland, municipal and industrial security, we are well-positioned to provide market driven integrated solutions for our valued customers.”
ORDERS AND BACKLOG
Total orders increased 6% in the third quarter of 2006 to $285 million from $268 million in the third quarter of 2005. US municipal and government orders declined 8% from the prior year period. Strong demand for street sweepers and water blasting equipment was offset by lower fire truck and sewer cleaner orders. Year-to-date US municipal and government orders are up 7% versus 2005.
US industrial and commercial orders increased 7% from the prior year with improvement in hazardous area lighting, industrial signaling and communications products, parking systems, water blasting equipment and amber vehicle lighting. Year-to-date US industrial and commercial orders are up 14% compared to 2005.
Orders from non-US markets increased sharply from third quarter last year, rising 26% to $104 million. The increase was primarily due to strong international demand for Bronto aerial apparatus and police products. Year-to-date non-US orders are up 17% versus 2005.
Quarter-end backlog remains strong at $422 million, down 4% from the end of the second quarter of 2006 and up 6% from the prior year period.
THIRD QUARTER GROUP RESULTS
Safety Products revenue increased 16% to $78 million compared to $67 million in the third quarter last year. Operating margin declined to 13.6% from 24.0% principally due to the gain from product line sales in the prior year period.
Demand continues to be strong for the group with orders up 23% from the prior year period to $74 million. All major product lines reported year-over-year gains; industrial signaling and communications, hazardous area lighting, police products, warning systems and parking systems.
Revenue increased 16% to $78 million during the third quarter from the prior year on higher shipment volumes. Police products and industrial electrical products demonstrated the greatest growth. The year-over-year revenue comparison is adversely impacted by approximately $3 million of revenue included in the third quarter of 2005 from two industrial lighting product lines which were subsequently divested.
Operating income declined to $11 million from $16 million in the prior year, although third quarter 2005 results included nearly $7 million in pre-tax gains from the sale of the two product lines. Excluding the effect of the gains from the product line sales, operating margins are just slightly lower than in the prior year period due to a less favorable mix of products sold in the quarter.
Fire Rescue revenue declined to $86 million from $91 million in the third quarter of 2005, and operating margin improved to 2.7% from 2.0%.
Third quarter orders increased 3% from the prior year to $82 million. The group is experiencing strong aerial product demand as the Bronto articulated aerial apparatus business continues to grow, particularly in European and Asian markets. As previously announced, in the third quarter of 2006 the Company received the first order for its newest Bronto product, the highest articulating aerial platform in the world which extends up to 34 stories high. Orders declined in US markets due to continuing changes in the Company’s dealer channel structure and policies and a delay in the release of federal grants.
Revenue in the quarter was $86 million, moderately lower than the $91 million reported for the comparable period last year. The reduction was due to lower shipments of units in the US, partly offset by increased prices and higher aerial sales in international markets.
The operating margin improvement includes approximately $2 million of benefit related to the recovery of costs on a previously completed contract. This benefit was partially offset by almost $1 million of costs incurred for the closure of a production facility in Red Deer, Alberta, which is expected to be fully completed by year-end. Excluding these unusual items, operating margin is moderately lower than in the prior year period as higher realized pricing has been offset by increased material costs and lower unit shipments from the Ocala, Florida production facility.
Environmental Products revenue increased 10% in the quarter to $96 million and operating margin rose significantly to 9.5% compared to 7.2% in the third quarter last year.
Orders of $90 million received in the quarter were approximately flat with the prior year. The prior year period orders were boosted by Hurricane Katrina cleanup activity. Demand was particularly strong for street sweepers and water blasting equipment.
Revenue grew 10% to $96 million with significantly higher shipment volumes of sewer cleaners, vacuum trucks, and waterblasting equipment. Price increases implemented to recover increased material and component costs also contributed to the revenue growth. The operating margin improvement was driven by higher production levels and price realization, although the group continues to incur higher operating costs to support growth initiatives including an ERP system implementation, global expansion, and new product development.
Tool revenue was down slightly at $39 million, and operating margin declined to 8.3% from 11.8% in the third quarter of 2005.
Revenue in the third quarter was $39 million, 3% below the year-ago period. Increased revenue from US die component tooling customers was offset by declines in sales to automotive-related customers in Europe and Asia. Revenue from cutting tools was flat with the prior year period. Operating margin declined from the prior year period due to lower international sales volumes and because price increases did not fully offset higher material costs and operating expenses. At quarter-end, the productivity issues which negatively impacted the business during the past several months had been resolved. Higher overhead costs relative to revenue and costs related to global expansion initiatives have also negatively impacted margins.
CORPORATE AND OTHER
Corporate expenses in the third quarter were $5.7 million compared to $6.0 million in the prior year period. Expenses have declined as a result of lower legal costs and improved collections on outstanding lease financing receivables.
Third quarter interest expense was unchanged from the prior year period at $5.9 million, the net effect of lower debt balances and higher short-term borrowing rates. On September 30, 2006, 56% of the Company’s debt was at a floating rate; the composite borrowing rate averaged 6.5%.
The Company recorded a $2.6 million tax expense in the third quarter on pre-tax earnings from continuing operations of $13.0 million, an effective tax rate of 20%. This compares to a $2.9 million tax expense in the third quarter 2005 on pre-tax earnings from continuing operations including gains from the product line sale of $16.8 million, an effective tax rate of 17%. Due to improved tax planning and the resolution of outstanding issues, the Company now expects to incur an effective tax rate for 2006 in the range of 26 to 30 percent.
DISCONTINUED OPERATIONS
The Company reported a net after-tax loss from discontinued operations of $1.2 million in the third quarter related to the Leach refuse truck body business which was discontinued at the end of 2005. During the third quarter, the Company completed the sale transaction for certain refuse assets to Labrie Equipment Limited and ceased production. In the prior year period, the Company’s net after-tax loss from discontinued operations was $3.6 million.
CASH FLOW AND LIQUIDITY
Cash flow from operations totaled $14 million in the third quarter of 2006 and $3 million in the third quarter of 2005.
During the quarter, the Company repurchased $6 million of Federal Signal stock under a supplemental 400,000-share Board resolution approved in July. The Company also amended its US defined benefit pension plan, which resulted in a curtailment of pension benefits for employees and a related re-measurement of the Company’s pension plan costs. In the third quarter, the pension curtailment resulted in a $1.3 million pre-tax curtailment loss, and the re-measurement reduced pre-tax pension expense by $.8 million due to an increase in the weighted average discount rate since the end of 2005, when the last re-measurement occurred.
For the first nine months, cash flow from operations was $15 million in 2006 and $39 million in the year-ago period. The cash flow reduction is largely the result of increased working capital requirements in the current year.
On September 30, 2006, primary working capital(1) totaled $256 million. This is an increase from $229 million at the same time last year as a result of higher sales volumes and more stock vehicles on hand at quarter-end. Year-to-date average primary working capital as a percentage of revenue is 20.2%, compared to 20.6% at the same time last year.

Cash balances on September 30, 2006 totaled $20 million, slightly increased from $17 million at the end of the second quarter 2006.
Manufacturing debt net of cash as a percent of capitalization(2) totaled 37% at the end of the quarter, down slightly from 38% at the end of the second quarter. On September 30, 2006, no amounts were drawn against the Company’s $125 million revolving credit line, and the Company was in compliance with all debt covenants.

(1)	defined as accounts receivable plus inventory less accounts payable and customer deposits

(2)	manufacturing operations only, net of cash
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Federal Signal will host its third quarter conference call on Friday, October 27, 2006 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
Federal Signal Corporation (NYSE: FSS) is a global leader in advancing security and well-being for communities and workplaces around the world. The company manufactures a broad range of safety and signaling products, and fire rescue and environmental vehicles that help protect people, property and the environment. Federal Signal’s leading brands include Bronto(R), Elgin(R), E-ONE(R), Federal APD(R), Federal Signal(R), Guzzler(R), Jetstream(R) and Vactor(R). In addition, Federal Signal operates a consumable industrial tooling business that includes the leading CLAPPDiCO(R), Dayton Progress(R), Manchester(R) and PCS(R) brands. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. To learn more about Federal Signal Corporation visit www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Third Quarter and First Nine Months 2006 and 2005 (Unaudited)
(in millions except per share data)

			Percent
	2006	2005	change
Quarter September 30:
Revenues	$298.4	$285.6	4%
Income:
Income from continuing operations	10.4	13.9	-25%
(Loss) from discontinued operations, net of tax	(1.2)	(3.6)

Net income	9.2	10.3	-11%

Share earns (diluted basis):
Income from continuing operations	.22	.29	-24%
(Loss) from discontinued operations, net of tax	(.03)	(.08)

Net income*	0.19	0.21	-10%

* amounts may not add due to rounding

Average common shares outstanding	47.9	48.3

Revenues	$298.4	$285.6	4%
Cost of sales	(218.3)	(215.2)
Operating expenses	(60.6)	(47.5)
Restructuring charges

Operating income	19.5	22.9	-15%
Interest expense	(5.9)	(5.9)
Other expense	(.6)	(.2)

Income before income taxes	13.0	16.8
Income taxes (expense)	(2.6)	(2.9)

Income from continuing operations	10.4	13.9	-25%
(Loss) from discontinued operations, net of tax	(1.2)	(3.6)

Net income	$9.2	$10.3	-11%

Gross margin on revenues	26.8%	24.6%
Operating margin on revenues	6.5%	8.0%
Comprehensive income	19.3	10.7

			Percent
	2006	2005	change
9 months:
Revenues	$901.4	$850.1	6%
Income:
Income from continuing operations	24.5	33.8	-28%
(Loss) from discontinued operations, net of tax	(17.1)	(12.5)

Net income	7.4	21.3	-65%

Share earns (diluted basis):
Income from continuing operations	.51	.70	-27%
(Loss) from discontinued operations, net of tax	(.36)	(.26)

Net income*	0.15	0.44	-66%

* amounts may not add due to rounding

Average common shares outstanding	48.1	48.3

Revenues	$901.4	$850.1	6%
Cost of sales	(666.5)	(638.7)
Operating expenses	(181.6)	(160.5)
Restructuring charges		(.7)

Operating income	53.3	50.2	6%
Interest expense	(18.1)	(17.9)
Other expense	(1.1)	(.4)

Income before income taxes	34.1	31.9
Income taxes (expense) benefit	(9.6)	1.9

Income from continuing operations	24.5	33.8	-28%
(Loss) from discontinued operations, net of tax	(17.1)	(12.5)

Net income	$7.4	$21.3	-65%

Gross margin on revenues	26.1%	24.9%
Operating margin on revenues	5.9%	5.9%
Net cash provided by operations:
Net income	$7.4	$21.3
Loss on discontinued operations	17.1	12.5
Depreciation and amortization	16.0	16.1
Stock compensation	4.3	1.1
Pension contributions	(11.1)	(7.6)
Lease financing and other receivables	13.6	20.0
Working capital	(36.7)	21.6
Other	4.1	(45.8)

Net cash provided by operations	14.7	39.2	-63%

Capital expenditures	(15.4)	(14.1)
Comprehensive income	23.3	12.7

*	certain reclassifications have been made to conform to current classifications

			Percent
	2006	2005	change
Group results:
Quarter September 30:
Revenues
Safety Products	$77.8	$67.1	16%
Fire Rescue	86.0	91.1	-6%
Environmental Products	95.9	87.4	10%
Tool	38.7	40.0	-3%

Total group revenues	$298.4	$285.6	4%

Operating income (loss)*
Safety Products	$10.6	$16.1	-34%
Fire Rescue	2.3	1.8	28%
Environmental Products	9.1	6.3	44%
Tool	3.2	4.7	-32%

Total group operating income	25.2	28.9	-13%
Corporate	(5.7)	(6.0)
Restructuring charges

Total operating income	$19.5	$22.9

9 months:
Revenues
Safety Products	$221.8	$205.3	8%
Fire Rescue	260.6	263.4	-1%
Environmental Products	297.1	259.2	15%
Tool	121.9	122.2	0%

Total group revenues	$901.4	$850.1	6%

Operating income (loss)*
Safety Products	$28.6	$33.2	-14%
Fire Rescue	2.5	(.7)	NM
Environmental Products	27.4	22.1	24%
Tool	10.7	12.7	-16%

Total group operating income	69.2	67.3	3%
Corporate	(15.9)	(16.4)
Restructuring charges		(.7)

Total operating income	$53.3	$50.2

*	reported amounts for groups and corporate are before restructuring charges; certain reclassifications have been made to conform to current classifications

Reconciliation of Operating Incomes and Margins
to Amounts Excluding Restructuring Charges
The following table summarizes the restructuring charges incurred by the Company during 2006 and 2005. The Company believes that since the restructuring charges are unusual in nature, it is appropriate to provide the reader an analysis of the effects of these charges on operating income and margins. Accordingly, the Company has chosen to refer to comparative amounts between periods excluding the restructuring charges in its discussion of operations.

	2006			2005
			Operating			Operating
			income			income
			excluding			excluding
	Operating	Restructuring	restructuring	Operating	Restructuring	restructuring
	income	charges	charges	income	charges	charges
Quarter September 30:
Operating income (loss)
Safety Products	10.6	—	10.6	16.1	—	16.1
Fire Rescue	2.3	—	2.3	1.8	—	1.8
Environmental Products	9.1	—	9.1	6.3	—	6.3
Tool	3.2	—	3.2	4.7	—	4.7

	25.2	—	25.2	28.9	—	28.9
Corporate	(5.7)	—	(5.7)	(6.0)	—	(6.0)

Total before restructurings	19.5	—	19.5	22.9	—	22.9
Restructuring charges	—	—	—	—	—	—

Total operating income(loss)	19.5	—	19.5	22.9	—	22.9

Operating margin
Safety Products	13.6%		13.6%	24.0%		24.0%
Fire Rescue	2.7%		2.7%	2.0%		2.0%
Environmental Products	9.5%		9.5%	7.2%		7.2%
Tool	8.3%		8.3%	11.8%		11.8%
Total company	6.5%		6.5%	8.0%		8.0%

9 months:
Operating income (loss)
Safety Products	28.6	—	28.6	33.2	—	33.2
Fire Rescue	2.5	—	2.5	(1.4)	(0.7)	(0.7)
Environmental Products	27.4	—	27.4	22.1	—	22.1
Tool	10.7	—	10.7	12.7	—	12.7

	69.2	—	69.2	66.6	(0.7)	67.3
Corporate	(15.9)	—	(15.9)	(16.4)	—	(16.4)

Total before restructurings	53.3	—	53.3	50.2	(0.7)	50.9
Restructuring charges		—	—		0.7	(0.7)

Total operating income	53.3	—	53.3	50.2	—	50.2

Operating margin
Safety Products	12.9%		12.9%	16.2%		16.2%
Fire Rescue	1.0%		1.0%	-0.5%	-0.3%	-0.3%
Environmental Products	9.2%		9.2%	8.5%		8.5%
Tool	8.8%		8.8%	10.4%		10.4%
Total company	5.9%		5.9%	5.9%	-0.1%	6.0%

	September 30	December 31
	2006	2005
	(unaudited)
Assets
Manufacturing activities:-
Current assets:
Cash and cash equivalents	$20.1	$91.9
Trade accounts receivable, net of allowances for doubtful accounts	175.3	170.0
Inventories	194.4	158.0
Other current assets	18.0	24.8

Total current assets	407.8	444.7
Properties and equipment	95.0	92.8
Goodwill, net of accumulated amortization	336.3	333.4
Other deferred charges and assets	45.0	40.0

Total manufacturing assets	884.1	910.9
Net assets of discontinued operations	26.0	39.4
Financial services activities — Lease financing receivables, net of allowances for doubtful accounts	155.6	169.2

Total assets	1,065.7	$1,119.5

Liabilities
Manufacturing activities:-
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	63.7	$72.6
Trade accounts payable	87.0	75.6
Accrued liabilities and income taxes	130.5	131.6

Total current liabilities	281.2	279.8
Long-term borrowings	175.1	203.7
Long-term pension and other liabilities	31.0	50.5
Deferred income taxes	30.7	26.0

Total manufacturing liabilities	518.0	560.0

Net liabilities of discontinued operations	16.4	24.3
Financial services activities — Borrowings	146.8	158.9

Shareholders’ equity	384.5	376.3

Total liabilities and shareholders’ equity	1,065.7	$1,119.5

Supplemental data:
Manufacturing debt	238.8	276.3
Debt-to-capitalization ratio:
Manufacturing	39%	43%
Financial services	94%	94%
Net Debt/Cap Ratio	37%	34%
Net Debt/Cap Ratio — manufacturing debt-to-capitalization ratio, net of cash

*	certain reclassifications have been made to conform to current classifications `